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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                                (AMENDMENT NO. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 13e-3 THEREUNDER

                           UNIGRAPHICS SOLUTIONS INC.
                                (Name of Issuer)
                                 ---------------
                           UNIGRAPHICS SOLUTIONS INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    904928108
                      (CUSIP Number of Class of Securities)
                                 ---------------
                                ANTHONY J. AFFUSO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           UNIGRAPHICS SOLUTIONS INC.
                                10824 HOPE STREET
                            CYPRESS, CALIFORNIA 90630
                            TELEPHONE: (714) 952-0311
           (Name, address and telephone number of Person authorized to receive notices and communications on behalf of
                          the Person filing Statement)
                                 ---------------
                                 WITH COPIES TO:
            J. RANDALL WALTI, ESQ.                    HAROLD R. BURROUGHS, ESQ.
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY           R. RANDALL WANG, ESQ.
          UNIGRAPHICS SOLUTIONS INC.                       BRYAN CAVE LLP
              10824 HOPE STREET                        ONE METROPOLITAN SQUARE
          CYPRESS, CALIFORNIA 90630                  211 N. BROADWAY, SUITE 3600
          TELEPHONE: (714) 952-0311                   ST. LOUIS, MISSOURI 63102
                                                      TELEPHONE: (314) 259-2000

         This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


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         This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on August 22, 2001 (as amended, the "Schedule 13E-3") relating to the tender offer by UGS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), to purchase any and all of the outstanding shares of Class A Common Stock at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 13E-3, as amended and supplemented hereby. Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

ITEM 4:  TERMS OF THE TRANSACTION

         Item 4 is hereby amended and supplemented to add the following:

         "On September 17, 2001, EDS and the Company jointly issued a press release announcing that Purchaser has extended, with the consent of the Special Committee and the Company Board, the period during which the Offer will remain open to Midnight, New York City time, on September 27, 2001, unless the Offer is extended. The full text of the press release is set forth in Exhibit (a)(16) hereto."

ITEM 16.  EXHIBITS.

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following exhibit:

           EXHIBIT NO.                       DESCRIPTION

             (a)(16) Joint Press Release issued by EDS and the Company on September 17, 2001. (Incorporated by reference to Exhibit (a)(1)(N) to Amendment No. 2 to the Schedule TO filed by EDS and the Purchaser on September 17, 2001.)



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2001                  UNIGRAPHICS SOLUTIONS INC.



                                                By:    /s/ Anthony J. Affuso
                                                    ----------------------------
                                                    Name:  Anthony J. Affuso
                                                    Title: President and Chief
                                                           Executive Officer